EXHIBIT 99.1
February 14, 2006
Energy Partners, Ltd.
Suite 3400
201 St. Charles Avenue
New Orleans, Louisiana 70170
Ladies and Gentlemen:
In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2005, to the Energy Partners, Ltd. (EPL) interest in certain oil and gas properties located in Bay Marchand, Brazos 495S, East Cameron 9, Eugene Island 142, High Island 55-L, Main Pass 122/133, South Marsh Island 24, South Marsh Island 109, South Pass 24/27/37/39/42, South Timbalier 26, South Timbalier 27, South Timbalier 41, and South Timbalier 46 Fields, offshore Louisiana and Texas and in the Gulf of Mexico, and in Lapeyrouse and other south Louisiana onshore fields, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue in this report conform to the guidelines of the Securities and Exchange Commission (SEC).
As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the EPL interest in these properties, as of December 31, 2005, to be:

		Net Reserves		Future Net Revenue (M$)
	Net Gas		Gas
	Produced	Oil	Sales(1)		Present
Category	(MMCF)	(MBBL)	(MMCF)	Total	Worth at 10%
Proved Developed
Producing	31,984.6	5,686.4	23,840.0	269,747.5	277,330.0
Non-Producing	74,779.5	18,950.6	48,436.4	1,140,166.2	727,312.6
Proved Undeveloped	42,052.7	5,687.9	41,038.2	583,072.2	350,389.8

Total Proved(2)	148,816.8	30,324.8	113,314.6	1,992,985.9	1,355,032.4
(1) Net gas sales reserves include gas consumed in operations.
(2) Totals may not add because of rounding.
The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. The gas prices for Bay Marchand, East Cameron 9, South Marsh Island 24, South Timbalier 27, and South Timbalier 41 properties are adjusted to include the effect of NGL revenue. Gas sales volumes at Lapeyrouse, Main Pass 122/133, South Pass 24/27/37/39/42, and South Timbalier 26 Fields and other south Louisiana onshore fields are adjusted for our estimates of shrinkage to account for fuel and flare losses.
The estimates shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories are presented immediately following this letter.

As shown in the Table of Contents, for each field this report includes summary projections of reserves and revenue by reserve category; one-line summaries of reserves, economics, and basic data by lease; and summaries of supplemental data.
Future gross revenue to the EPL interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes; future net revenue for all fields except Lapeyrouse, Main Pass 122/133, and other south Louisiana onshore is also after deductions for abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.
For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. In accordance with EPL’s farmout agreement, our estimates of future revenue do not include any salvage value for the lease and well equipment or the costs to abandon the Main Pass 122/133 properties. Future revenue estimates for all other properties excluding Lapeyrouse, Main Pass 122/133, and other south Louisiana onshore also do not include any salvage value for the lease and well equipment but do include EPL’s estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included as capital costs.
Oil and NGL prices used in this report are based on a December 31, 2005, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 2005, Henry Hub spot market price of $10.08 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.
Lease and well operating costs used in this report are based on operating expense records of EPL. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include direct lease- and field-level costs and EPL’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.
We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the EPL interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on EPL receiving its net revenue interest share of estimated future gross gas production.
The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. Because such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates as additional performance data become available. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.
The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Energy Partners, Ltd.; other interest owners; various operators of the properties; public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours, NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ Frederic D. Sewell, P.E.
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ Joseph J. Spellman, P.E.	By:	/s/ Patrick B. Ely, P.G.

	Joseph J. Spellman, P.E.		Patrick B. Ely, P.G.
	Senior Vice President		Vice President

Date Signed: February 14, 2006		Date Signed: February 14, 2006
JJS:CJP

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